Mail Stop 3010

March 23, 2010

Mr. Mark E. Yale
Chief Financial Officer
Glimcher Realty Trust
180 East Broad Street
Columbus, OH 43215

   Re: Glimcher Realty Trust
     Form 10-K for the year ended December 31, 2008
     File No. 001-12482

Dear Mr. Yale:

We have completed our review of the above referenced filing and have no further comments at this time.

      Sincerely,

      Kevin Woody
      Branch Chief